UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2007

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by OceanFreight Inc. (the “Company”) on October 24, 2007 reports third quarter 2007 results and declares target dividend of 51¼ cents for first full quarter of operations

EXHIBIT 1

CONTACT:

James Christodoulou

Chief Financial Officer

OceanFreight Inc.

(212) 488-5052

James@OceanFreightInc.com

OceanFreight Inc. Reports Third Quarter 2007 Results and

Declares Target Dividend of 51¼ cents for First Full Quarter of Operations

October 24, 2007, Athens, Greece. OceanFreight Inc. (NASDAQ: OCNF), a NASDAQ listed bulk shipping company, today reported earnings of $1 million or $0.11 per common and subordinated share for its first full quarter of operations ended September 30, 2007. OceanFreight’s Board of Directors also declared a dividend of 51¼ cents per share for the third quarter, the target dividend established at the time of its Initial Public Offering earlier this year.  The dividend is payable on or about November 15, to shareholders of record as of November 5, 2007.

Commenting on the results of the third quarter, CEO Bob Cowen said, “During our first full quarter of operations, OceanFreight has already begun to execute on its growth strategy by announcing the acquisition of two additional Panamax bulkers. The Richmond will be employed initially on a two year time charter beginning next month at $28,000 per day net of commissions, and the Augusta on a one year time charter at $57,500 per day net of commissions, beginning in January of 2008; both charters are highly accretive to cash flow. We also completed taking delivery of our initial fleet of seven vessels, all of which are operating under long term charters. With the addition of the two Panamaxes, our fleet will comprise almost 750,000 deadweight tons, an increase of about 25% since the IPO.

Equally important to our growth strategy, we closed on an expanded $325 million credit facility with Nordea Bank in October.  This facility, which includes a revolving credit feature, provides us with additional capital and financial flexibility to support OceanFreight’s further growth.

I am also pleased to announce that Anthony Kandylidis of Basset, our major shareholder, has joined OceanFreight’s Board of Directors.

Third Quarter 2007 Key Financial and Operating Results

OceanFreight Inc. commenced commercial operations during the second quarter of 2007 with the acquisition of its first vessel, therefore inclusion of or comparison to prior periods is not meaningful.

For the quarter ended September 30, 2007, OceanFreight, Inc. reported total net voyage revenues of $13.0 million and net income of $1.0 million, or $0.11 per common and subordinated share, which includes $2.1 million of imputed deferred revenue (see description below). EBITDA for the period was approximately $6.0 million (see EBITDA reconciliation to net income below.) The Company took delivery of the final three vessels of its initial fleet of seven vessels during the quarter which were immediately deployed on long term time charters.  The Company also deployed the Juneau on its long term time charter as the vessel concluded its dry dock.  The Fleet’s average time charter equivalent rate was approximately $25,399 per day.

OceanFreight Inc.’s Summary Financial Results and Key Indicators

INCOME STATEMENT DATA	Three months ended
(dollars in thousands, except earnings per share data)	September 30, 2007

Voyage revenue	13,742
Imputed deferred revenue (1)	2,088
Total revenue	15,830

Voyage expenses	(763)
Direct vessel operating expenses *	(4,302)
Total general and administrative expenses (cash and non-cash) **	(1,125)
Survey and drydocking costs	(1,685)
Depreciation	(5,647)

Operating Income	2,308

Interest income	573
Interest expense and finance costs	(1,894)
Other income, net	(13)

Net Income	974

Common earnings per share	$0.14
Common ad Subordinated earnings per share	$0.11

Weighted average Common shares outstanding (thousands) (2)	6,992
Weighted average Common and Subordinated shares outstanding (thousands) (2)	9,028

* Includes costs incurred in connection with drydocking which for accounting purposes
are classified as vessel operating expenses	995
** Includes non-cash amortization of compensation related to restricted management stock	177

(1)

Imputed deferred revenue (IDR) – arises from the difference between the net present value of the time charter which is incorporated in the purchase contract of a vessel and the net present value of a market rate charter for the same vessel and same charter period determined at the date of delivery. We amortize this difference to revenue on a straight line basis during the remaining life of the charter.  The table below shows the vessel, charter dates and duration, total IDR and daily depreciation of IDR for the relevant vessels.

			Total	Total Imputed	Daily
	First Full Day	Last Full Day	Charter	Deferred	Amortization	Amortization	Cumulative	Unamortized
Vessel	of Charter	of Charter	Days	Revenue IDR	of IDR	for Quarter	Amortization	Balance
Austin	Jun 7, 2007	Apr 4, 2010	1,034	$ 3,700,000	$ 3,578	$ 329,207	$ 415,087	$ 3,284,913
Pierre	Jun 7, 2007	Jun 3, 2010	1,094	$ 6,250,000	$ 5,713	$ 525,594	$ 662,706	$ 5,587,294
Topeka	Aug 3, 2007	Sep 29, 2010	1,155	$ 17,696,087	$ 15,321	$ 903,956	$ 903,956	$ 16,792,131
Trenton	Jun 5, 2007	Apr 2, 2010	1,034	$ 3,700,000	$ 3,578	$ 329,207	$ 422,244	$ 3,277,756

			TOTAL	$ 31,346,087	$ 28,191	$ 2,087,964	$ 2,403,992	$ 28,942,095

(2)

Weighted average shares – for nine month period calculated from beginning of the year assuming issuance of Common stock, including restricted stock, on April 30, 2007.

BALANCE SHEET DATA, at end of period	As of
(dollars in thousands)	September 30, 2007

Cash	17,668
Current assets including cash	19,245
Total Assets	367,183

Current portion of imputed deferred revenue	10,318
Current portion of long-term debt	-
Total current liabilities	16,014

Total long term imputed deferred revenue, including current portion	28,942
Total long-term debt, including current option	118,000

Stockholder's equity	214,545

Common shares outstanding at end of period	12,394
Common and Subordinated shares outstanding at end of period	14,457

STATEMENT OF CASH FLOWS DATA	Three months ended
(dollars in thousands)	September 30, 2007

Net cash provided by operating activities	8,296
Net cash used in investing activities	(91,716)
Net cash provided by financing activities	30,890
Cash Flow	(52,530)

OTHER FINANCIAL DATA	Three months ended
(dollars in thousands)	September 30, 2007

EBITDA (1)	6,044
Weighted average long-term debt (2)	106

FLEET DATA

Total number of vessels at end of period	7
Average number of vessels for period (3)	6.3
Total ownership days for fleet (4)	578
Total voyage days for fleet (5)	511
Fleet utilization (6)	88.4%

AVERAGE DAILY RESULTS
(NOT in thousands)

Time Charter equivalent, TCE (7)	25,399
Direct vessel operating expenses per vessel (8)	5,721
General and administrative, cash cost (9)	1,640
Total vessel operating expenses (10)	7,362
EBITDA (11)	10,457

Net voyage revenue reconciliation
Total revenue	15,830
- Imputed deferred revenue	(2,088)
- Voyage Expenses	(763)
Net voyage revenue	12,979

EBITDA reconciliation
Net Income	974
+ Net interest expense and other income	1,334
+ Depreciation and amortization, includes amortization of compensation of restricted management stock	5,824
- Imputed deferred revenue	(2,088)
EBITDA	6,044

(1)

EBITDA – represents net income plus net interest expense and other income, plus depreciation and amortization minus imputed deferred revenue.  EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Management of the Company uses EBITDA as a performance measure in its internal financial statements and it is presented for review at our board meetings.  EBITDA is not an item recognized by GAAP.  The definition of EBITDA used here may not be comparable to that used by other companies.

(2)

Weighted average long term debt – is the measurement of debt as of the close of each business day for the period divided by the number of calendar days in that period.

(3)

Average number of vessels – is the number of vessels that constituted our fleet for the relevant period as measured by the sum of the number of whole days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(4)

Ownership days – are the total whole calendar days that a vessel was in our possession for the relevant period including off hire days.

(5)

Voyage days – are the total whole days a vessel was in our possession for the relevant period net of off hire days.

(6)

Fleet utilization – is the percentage of time that our vessels were available for revenue generating operations and is determined by dividing voyage days by ownership days for the relevant period.

(7)

Time charter equivalent, or TCE – is a measure of the average daily revenue performance of a vessel on a per voyage basis.  We believe that our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue (see reconciliation of net voyage revenue above) by voyage days

(8)

Direct vessel operating expenses – is calculated by dividing vessel operating expenses which includes crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance and repairs and technical manager administrative costs by calendar days for the relevant period.  For this purpose we have excluded expenses incurred during the course of a drydocking which for accounting purposes are not classified as survey costs.

(9)

General and administrative costs – is calculated by dividing general and administrative costs net of compensation of non-cash amortization of restricted management stock by the calendar days for the relevant period.

(10)

Total vessel operating expenses – is the sum of direct vessel operating expenses and general and administrative costs described above in notes 8 and 9.

Fleet Profile and Employment

As of September 30, 2007, OceanFreight’s fleet consisted of 7 vessels: 6 Panamax and 1 Capesize bulker.  The Company has also entered into MOAs to acquire two additional Panamax dry bulk vessels:  the Richmond and the Augusta with delivery expected in November 2007 and January 2008, respectively.  The Company’s full fleet of nine vessels will have an average age of 11.7 years as of September 30, 2007 calculated on a dwt weighted average and a total carrying capacity of approximately 736,000 dwt.

Vessel	Vessel Type	Acquired (1)	Year Built	DWT	LWT
Augusta	Panamax	January 1, 2008 (2)	1996	69,053	9,808
Austin	Panamax	June 7, 2007	1995	75,229	11,620
Helena	Panamax	July 30, 2007	1999	73,744	9,502
Lansing	Panamax	July 5, 2007	1996	73,040	10,788
Pierre	Panamax	June 7, 2007	1996	70,316	9,106
Richmond	Panamax	December 1, 2007 (2)	1995	75,265	11,585
Topeka	Panamax	August 3, 2007	2000	74,710	12,627
Trenton	Panamax	June 5, 2007	1995	75,229	11,620
Juneau	Capesize	June 30, 2007	1990	149,495	18,468

(1) First whole day of ownership
(2) Projected

All of the Company’s vessels are currently operating or have been contracted to operate upon delivery under long term period charters with established charterers.

For the remainder of 2007, 100% of the Company’s net ownership days are covered by time charters, with approximately 95% for 2008 and 68% for 2009.

Vessel	Vessel Type	Begin Charter (1)	Expiration Date (2)	Time Charter Rate (3)
Augusta (4)	Panamax	January 1, 2008 (5)	December 31, 2008	57,500
Austin	Panamax	June 7, 2007 (6)	April 4, 2010 (6)	24,700
Helena	Panamax	July 30, 2007	August 31, 2008	28,125
Lansing	Panamax	July 5, 2007	May 30, 2009	23,100
Pierre	Panamax	June 7, 2007 (6)	June 3, 2010 (6)	22,425
Richmond (4)	Panamax	December 1, 2007 (5)	November 30, 2009	28,000
Topeka	Panamax	August 3, 2007 (6)	September 29, 2010 (6)	21,656
Trenton	Panamax	June 5, 2007 (6)	April 2, 2010 (6)	24,700
Juneau	Capesize	September 5, 2007	October 4, 2009	46,800

(1) First whole day of charter
(2) Approximate expiration of charter
(3) Net of commissions and imputed deferred revenue
(4) Not yet acquired
(5) Projected
(6) Date used for calculation of imputed deferred revenue

Dividend

The Company’s policy is to pay a quarterly dividend of 51¼ cents per share to holders of its common shares subject to declaration at the discretion of the Board of Directors.

The Board of Directors of OceanFreight, has declared a dividend of 51¼ cents per share, payable on or about November 15, 2007, to all shareholders of record as of November 5, 2007.

Conference Call details:

A conference call has been scheduled with management for 8 am New York time on October 25, 2007, to discuss the Company’s results for the third quarter.  Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “OceanFreight”

In case of any problems with the above numbers, please dial 1 866 223 0615 (US Toll Free Dial In), 0800 694 1503 (UK Toll Free Dial In) or +44 (0)1452 586 513 (Standard International Dial In). Quote “OceanFreight”

A telephonic replay of the conference call will be available until November 1, 2007 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 7445162#

Slides and Audio webcast:

There will also be a live, and then archived, webcast of the conference call, available through OceanFreight’s website (www.oceanfreightinc.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About OceanFreight Inc.

OceanFreight, Inc. was incorporated in 2006 to acquire high quality second-hand tonnage and deploy them on medium to long term charters. The Company began operations with the delivery of its first vessel in June 2007 and currently owns and operates a fleet of 7 vessels, consisting of 1 Capesize and 6 Panamax bulk carriers with a total carrying capacity of approximately 592,000 dwt. The Company has also entered into agreements to acquire 2 additional Panamax bulk carriers with delivery expected in November 2007 and January 2008. Once these acquisitions are completed, OceanFreight’s fleet of 9 vessels will have a dwt weighted average age of approximately 11.7 years as measured on September 30, 2007, and a total carrying capacity of approximately 736,000 dwt.

The Company’s shares are listed on the NASDAQ Global Select Market and trades under the symbol “OCNF”.

Visit our website at www.oceanfreightinc.com

OceanFreight Inc.
Consolidated Unaudited Statement of Income
For the three-month period ended September 30, 2007
(Expressed in thousands of U.S. Dollars - except for share and per share data)

REVENUES:
Voyage revenue	13,742
Imputed deferred revenue	2,088

EXPENSES:
Voyage expenses	763
Vessels' operating expenses	4,302
General and administrative expenses	1,125
Survey and dry-docking costs	1,685
Depreciation	5,647
Operating income	2,308

OTHER INCOME (EXPENSES):
Interest income	573
Interest and finance costs	(1,894)
Other, net	(13)
Total other income (expenses), net	(1,334)

NET INCOME	974

Earnings per common share, basic	0.14
Earnings per common share, diluted	0.14
Earnings per subordinated share, basic	-
Earnings per subordinated share, diluted	-
Weighted number of common shares, basic	6,991,532
Weighted average number of common shares, diluted	6,991,532
Weighted average number of subordinated shares, basic	2,035,628
Weighted average number of subordinated shares, diluted	2,035,628

OceanFreight Inc.
Consolidated Balance Sheets
September 30, 2007 (Unaudited)
(Expressed in thousands of U.S. Dollars )

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	17,668
Receivables	30
Inventories	522
Prepayments and other	1,025
Total current assets	19,245

FIXED ASSETS, NET:
Advances for vessels acquisitions	10,860
Vessels, net	335,887
Other, net	11
Total fixed assets, net	346,758

OTHER NON CURRENT ASSETS:
Deferred financing fees, net	1,156
Other	24

TOTAL ASSETS	367,183

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	2,777
Due to related parties	32
Accrued liabilities	1,990
Unearned revenue	897
Current portion of imputed deferred revenue	10,318
Current portion of long-term debt	-
Total current liabilities	16,014

Long term imputed deferred revenue, net of current portion	18,624
Long term debt, net of current portion	118,000

TOTAL LIABILITIES	152,638

STOCKHOLDERS' EQUITY:
Preferred shares, par value $0.01; 5,000,000 shares
authorized, none issued	-

Common Shares, par value $0.01; 95,000,000 shares authorizes, nil and
12,394,079 shares issued and outstanding at December 31, 2006 and September
30, 2007 respectively	124

Subordinated Shares, par value $0.01; 10,000,000 shares authorized, 2,000,000 and 2,063,158 shares issued and outstanding at December 31, 2006 and
September 30, 2007, respectively	21
Additional paid-in capital	218,036
Accumulated deficit	(3,636)
TOTAL STOCKHOLDERS' EQUITY	214,545

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	367,183

OceanFreight Inc.
Consolidated Statements of Cash Flows (unaudited)
For the three month period ended September 30, 2007
(Expressed in thousands of U.S. Dollars)

Cash Flows from Operating Activities:

Net income/ (loss)	974
Adjustments to reconcile Net Income to net cash provided Operating Activities

Depreciation	5,647
Amortization of financing costs	47
Amortization of imputed deferred revenue	(2,088)
Amortization of stock based compensation	177

Changes in operating assets and liabilities:
Receivables	323
Inventories	296
Prepayments and other	(674)
Accounts payable	1,590
Due to related parties	(31)
Accrued liabilities	1,562
Unearned revenue	473
Net Cash provided by Operating Activities	8,296

Cash Flows from Investing Activities:
Additions to vessel cost	(91,716)
Net cash used in Investing Activities	(91,716)

Cash Flows from Financing Activities:
Proceeds from long term debt	36,725
Cash dividends	(5,638)
Payments of financing costs	(197)
Net cash provided by Financing Activities	30,890

Net increase in cash and cash equivalents	(52,530)

Cash and cash equivalents at beginning of period	70,198

Cash and cash equivalents at end of period	17,668

Forward Looking Statements

Matters discussed in this release may constitute forward looking statements.  Forward looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels to us or delay in taking delivery of one or more vessels, default by one or more charterers of our vessels, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in OceanFreight Inc.’s operating expenses, length and number of off-hire periods and dependence on third-party managers, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further discussed in documents filed by OceanFreight Inc. with the U.S. Securities and Exchange Commission.

Company Contact:
James Christodoulou Chief Financial Officer Tel. (212) 488-5052 E-mail: James@OceanFreightInc.com
Financial Media:
Capital Link – New York

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:

October 24, 2007

By:

/s/ James Christodoulou

James Christodoulou

Chief Financial Officer